United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  November 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F X Form 40-F
                                           ---         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          (Check One) Yes      No  X
                                          ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)
                                      --

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS


                      This Form 6-K contains the following:

                                                                      Sequential
                                                                         Page
    Item                                                                Number
    ----                                                                ------

1.   Press Release entitled "Dividend Policy"
     dated November 13, 2002.............................................

2.   Press Release entitled "CVRD Announces New
     Corporate Governance Rules" dated November 13, 2002.................

3.   Press Release entitled "CVRD Approves the Proposal
     for Payment of Interest on Shareholder's Equity" dated
     November 13, 2002...................................................


This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[CVRD LOGO - OMITTED]


                                 DIVIDEND POLICY


Rio de Janeiro, November 13, 2002 - The Board of Directors of Companhia Vale do Rio Doce (CVRD) will determine by January 31 of each year a minimum value per share, expressed in US Dollars to be distributed in this year to its shareholders. This amount will be paid in reais, equivalent to the value stipulated in US Dollars, in two semi annually installments, in the form of dividends and/or interest on shareholders equity. This minimum value will be established as a function of the expected performance of the Company in the year of distribution. The semi annually installments will be paid, respectively, in the months of April and October.

The Executive Board of CVRD will be able to propose to the Board of Directors, depending on the Company's performance, a further payment to shareholders of an additional amount per share over and above the minimum payout value established initially. The payment of this additional dividend will occur on the same dates fixed for the payment of the minimum dividend.

This Policy will come into force from 2003.

--------------------------------------------------------------------------------

                                       For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                            ---------------------------------------------------
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                        -------------------------------------------------------
                   Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                    -------------------------------------------
                    Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                    -------------------------------------------
        Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                              -------------------------------------------------
                    Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                    -------------------------------------------


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

[CVRD LOGO - OMITTED]


                  CVRD Announces New Corporate Governance Rules


Rio de Janeiro, November 13, 2002 - Companhia Vale do Rio Doce (CVRD) announced in October 2001 its Corporate Governance model, based on the principles of transparency in the decision-making process and the definition of clear roles and responsibilities. Continuing the implementation of this model, CVRD has been developing new initiatives designed to improve its Corporate Governance practices, seeking to emphasize the transparency of information and the protection of investors' rights.

At the end of July 2002, the Company announced its Disclosure Policy, in accordance with the best investor relations practices, with the main aim of presenting a global and simultaneous spread of information to capital markets and minimizing the risk of an information imbalance.

Today, the Company is publishing three important documents.

1. Dividend Policy, which has two basic objectives: increase predictability in the distribution of dividends and/or interest on shareholders equity; and increase the correlation between the remuneration to shareholders and free cash flow performance, linking this policy more closely to the Company's financial management. The reduction in uncertainty is to be achieved by the announcement, until January 31 of each year, of a minimum amount per share, denominated in US Dollars, to be paid to shareholders in April and October. Thus, the distribution periodicity will be known and the exchange rate risk for investors not resident in Brazil will be eliminated, an innovative and a pioneering move by CVRD in shareholder remuneration policy in Latin America.

2. Securities Trading Policy, which specifies the occasions when, and the mechanisms through which the Company's executives can trade securities issued by CVRD and its subsidiaries, seeking to minimize the possible use of privileged information for personal benefit.

3. Code of Ethics and Standards of Professional Conduct for Members of the Financial Area, which defines a code of conduct of the highest ethical standards for the professionals in this area of the Company, who in their business activities deal with privileged information and large sized financial transactions.

The above mentioned documents are available on the Company's website, www.cvrd.com.br, investor relations section.


--------------------------------------------------------------------------------

                                       For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                            ---------------------------------------------------
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                        -------------------------------------------------------
                   Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                    -------------------------------------------
                    Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                    -------------------------------------------
        Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                              -------------------------------------------------
                    Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                    -------------------------------------------


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

[CVRD LOGO - OMITTED]
                                                               Press Release


                     CVRD Approves the Proposal for Payment
                       of Interest on Shareholders' Equity


Rio de Janeiro, November 13, 2002 - The Board of Directors of Companhia Vale do Rio Doce (CVRD) approved today the proposal of the Executive Board, released on November 04, for payment of interest on shareholders' equity. Such payment will happen according to the following terms:

1. Distribution of interest on shareholders' equity in the amount of R$ 1,028,688,881.80 (one billion, twenty eight million, six hundred eighty eight thousand, eight hundred eighty one Brazilian reais and eighty cents), equivalent to R$ 2.68 (two Brazilian reais and sixty eight cents) per outstanding preferred A shares or common shares.

2. The payment will be done in a single installment, which will take place on December 10, 2002. The distribution of interest on shareholders' equity is subject to withholding income tax at a rate of 15%, in accordance to the Law 9,249 of December 26, 1995.


--------------------------------------------------------------------------------

                                       For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                            ---------------------------------------------------
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                      -----------------------------------------
                   Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                    -------------------------------------------
                    Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                    -------------------------------------------
        Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                              -------------------------------------------------
                    Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                    -------------------------------------------


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  November 14, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -----------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer